UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2020

Advanced Bio-Oil Technologies Ltd.

(Exact name of issuer as specified in its charter)

Wyoming	81-3381742
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

999 18th Street, Suite 3000, Denver, CO 80202

(Full mailing address of principal executive offices)

(719) 937-6109

(Issuer’s telephone number, including area code)

EXPLANATORY NOTE

This Semiannual Financial Report on Form 1-SA is filed herewith pursuant to Rule 257(b)(2)(i)(B) of Regulation A under the Securities Act of 1933, as amended, relating to the Registrant’s Offering Statement on Form 1-A, File No. 024-10700, which was qualified by the Commission on September 18, 2017.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this Semiannual Report, “Company,” “our Company,” “us,” “our” and “ABOT” refer to Advanced Bio-Oil Technologies Ltd.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Results of Operations

Six Months ended June 30, 2020 and 2019

Revenue. The Company began operations on July 27, 2016. For the six months ended June 30, 2020 and 2019, the Company did not have any revenue generating operations, nor did we have any related cost of goods sold.

Operating Expenses. For the six months ended June 30, 2020, the Company had total operating expenses of $33,035, primarily consisting of accounting fees of $19,604, consulting fees of $4,578 and legal fees of $8,000. For the six months ended June 30, 2019, our total operating expenses were $91,272 primarily consisting of accounting fees of $14,613 and consulting fees of $65,700.

Other Expenses. For the six months ended June 30, 2020 and 2019, the Company had total other expenses of $263 and $2,324, respectively. We recognized loss from foreign currency transaction of $0 and $2,323 for the six months ended June 30, 2020 and 2019, respectively. We also had interest expense of $263 and $1 for the six months ended June 30, 2020 and 2019, respectively.

Net Loss. The Company’s net loss for the six months ended June 30, 2020 and 2019 was $33,298 and $93,596, respectively.

Liquidity and Capital Resources

As of June 30, 2020, the Company had total assets of $0. At December 31, 2019, we had $4,578 in total assets, entirely in prepaid expenses.

The Company will have additional capital requirements during fiscal year 2020. Currently, the Company does not have any revenue generating business operations, nor does the Company currently have the capital resources required to affect its business strategy. Therefore, the Company will attempt to raise additional capital through the sale of our securities in this Regulation A+ offering. The Company’s initial offering is for a maximum of 50 million shares of our Common Stock Class A at price of $0.50 per share, with potential aggregate gross proceeds of $25 million.

The Company cannot assure that we will have sufficient capital to finance our growth and/or business operations or that such capital will be available on terms that are favorable to the Company or at all. The Company is currently incurring operating deficits that are expected to continue for the foreseeable future.

We have no operating history. We received proceeds of $22,282 in related party loans during the six months ended June 30, 2020 that were used for working capital purposes. We have incurred legal, accounting, consulting, filing fees, and bank expenses in the startup of operations.

1

ITEM 2. OTHER INFORMATION

We have a licensing agreement in place with a Canadian company, Lux Biologics Ltd (“Lux Bio”) where we, as licensee, have the rights to the method, for the processing of carbon molecules into lipids, the core ingredient of Bio-Oil. ABOT and Lux Bio intend to subcontract a research and development (“R&D”) project to another Canadian company, Zollaris Laboratories Corp. ("Zollaris").

The Lux Bio License Agreement commenced on July 27, 2017 and expires on July 26, 2050. There is a one-time-only License Fee payment of two hundred fifty thousand dollars ($250,000 US) due within fifteen (15) days of commencement of operation of our first facility in the United States. Operation commencement is further defined in the Licensing Agreement as production of the first batch of lipids (see our discussion of “lipids” below). The Agreement remains in effect should we be unable to build a facility. If we were unable to provide the Licensing Fee in cash, we were able to substitute our capital stock valued at the same amount as the cash Licensing Fee. Accordingly, with the issuance of 500,000 Class A Common shares, the Licensing Fee will be paid in full to Lux Bio for the technology of carbon molecules to lipids. We expect to make this payment after we receive an effective date for our latest Form 1-A Post-Effective Amendment.

Through the Lux Bio License Agreement, we have secured the formula of raw materials we plan to use for production of our Bio Oil through corporate laboratory tests in the R&D program conducted with Lux Bio. Bio-Oil is a component of biodiesel. Our plan is to manufacture crude Bio-Oil in fermenters and provide “feed stock” Bio-Oil to biodiesel companies and other users of Bio-Oil, initially in the United States and Canada. That same technology can be used to ferment the carbon molecule linked to specific plants to create a new generation of oils that stem from the reaction of the yeast or enzymes with the stock carbon molecules from the particular plant specie. ABOT plans, assuming available funding, to acquire presses to extract oils from plants and seeds and will have oils that will be destined for the table, the mechanical industry or health medical space.

Zollaris, located in Toronto, Canada, has also been engaged as a consultant to assist the Company in possibly obtaining GMP (Good Manufacturing Process) and GLP (Good Laboratory Process) cannabis licenses in Ontario Canada and for other matters. The date of the agreement is January 7, 2019. We have paid a retainer fee of $50,000 upon execution of the agreement and the consultant shall receive 5 million shares of our common stock once the license has been issued. During the six months ended June 30, 2019, the retainer fee was increased from $50,000 to $100,000 and we paid a total of $74,578 of the retainer pursuant to the Agreement, of which $50,000 has been recognized as consulting expense during the six months ended June 30, 2019. As of June 30, 2020, the remaining balance of the retainer which existed as of December 31, 2019 of $4,578 has been expensed.

Francesca Albano, ABOT's CFO, has been a member of the Zollaris Board of Directors since July 3, 2020. As a result, there are possible "related party" transactions that may have to be disclosed in our future financial statements, ultimately depending on the length of her participation on the Zollaris Board.

Uzbekistan Venture: In order to alleviate costs of the raw material for our use, ABOT has ventured (oral agreement) with the government of Uzbekistan to demonstrate a crop rotation project with the Institute of Genetics and Experimental Biology of Plants; Mr. Narimonov Abdujalil Abdusamatovich is the Director of the Institute. We paid one thousand dollars for this demonstration which involved sorghum hemp and soya on 6 hectares of land. It was a success and the government allowed ABOT to cultivate 300 hectares of land. Because of the Coronavirus, this project has been suspended to a later date. So far, our understanding with the government of Uzbekistan is oral, however we expect to enter written agreements as needed as we move forward.

Proposed BIO-ABOT HELLAS Pellet Plant: this proposed project is an oral understanding to date between ABOT and certain individuals in Greece. The target market for this ABOT project is composed of individuals located in Greece using pellets for domestic heating uses as well as businesses for industrial use. Over 12 small and medium-sized pellet producers are currently operating in Greece with a total nominal capacity of 130,000 tons per year. Production rates though remain low, mainly due to the lack of raw material availability and the increased competition from neighboring countries. More specifically, imports from 16 countries were recorded in 2014 with 60.5% of pellets being imported from Bulgaria and 19.5% from Romania. The imported products are widely considered to be of poor quality and in many instances enter Greece illicitly, leading to an increased reluctance in the consumption.

2

The project includes the construction and operation of two operations on an area of 10,000 m2 (square meters), of which BIO-ABOT HELLAS has already identified and secured the purchase rights for the plant location. Key activities within the implementation time-frame include:

●	Purchasing of the project land
●	Construction of the site facilities and infrastructure
●	Procurement and installation of the equipment
●	Procurement and negotiation of feed material contracts
●	Completion of electricity sale contract with the government

A 2-year timeline is expected from first capital expenditure to commissioning, start-up, and operation at full capacity. Overall, the construction schedule is estimated at 12 months with long lead for major equipment requiring a 10-month duration upon issuance of a purchase order. An additional 6 months will likely be required to complete contract negotiations and equipment installation. One and a half years are anticipated to begin commissioning of the plant.

Risks Related to Pandemics

The effects of the recent COVID-19 coronavirus pandemic are not immediately known, but may adversely affect our business, results of operations, financial condition, liquidity, and cash flow.

COVID-19 (also referred to herein as “Coronavirus”) has impacted our ability to travel in relation to our collaboration with Zollaris Laboratories Corp and has inhibited our ability to contact potential shareholders.  It is unknown how long this worldwide pandemic will remain an obstacle to the economies of the United States and Canada and what long term effect, if any, it may have on the Company’s operations.

As of the date of this Post-Effective Amendment, COVID-19 coronavirus has been declared a pandemic by the World Health Organization, has been declared a National Emergency by the United States Government and has resulted in several states being designated disaster zones. COVID-19 coronavirus caused significant volatility in global markets. The spread of COVID-19 coronavirus has caused public health officials to recommend precautions to mitigate the spread of the virus, especially as to travel and congregating in large numbers. In addition, certain states and municipalities have enacted, and additional cities are considering, quarantining and “shelter-in-place” regulations which severely limit the ability of people to move and travel and require non-essential businesses and organizations to close. While some states are lifting their “shelter-in-place” restrictions and travel bans, as they are removed there is no certainty that an outbreak will not occur, and additional restrictions imposed again in response.

It is unclear how such restrictions, which will contribute to a general slowdown in the global economy, will affect our business, results of operations, financial condition, and our future strategic plans.

Recent shelter-in-place and essential-only travel regulations could negatively impact our customers. In addition, while our products are manufactured in the United States, we still could experience significant supply chain disruptions due to interruptions in operations at any or all of our suppliers’ facilities or downline suppliers. If we experience significant delays in receiving our products we will experience delays in fulfilling orders and ultimately receiving payment, which could result in loss of sales and a loss of customers, and adversely impact our financial condition and results of operations. The current status of COVID-19 coronavirus closures and restrictions could also negatively impact our ability to receive funding from our existing capital sources as each business is and has been affected uniquely.

General securities market uncertainties resulting from the COVID-19 pandemic.

Since the outset of the pandemic the United States and worldwide national securities markets have undergone unprecedented stress due to the uncertainties of the pandemic and the resulting reactions and outcomes of government, business and the general population. These uncertainties have resulted in declines in all market sectors, increases in volumes due to flight to safety and governmental actions to support the markets. As a result, until the pandemic has stabilized, the markets may not be available to the Company for purposes of raising required capital. Should we not be able to obtain financing when required, in the amounts necessary to execute on our plans in full, or on terms which are economically feasible we may be unable to sustain the necessary capital to pursue our strategic plan and may have to reduce the planned future growth and/or scope of our operations.

3

ITEM 3. FINANCIAL STATEMENTS

The accompanying Semiannual Financial Report financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Form 1-A. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that can be expected for the year ending December 31, 2020 or for fiscal year 2021.

4

ADVANCED BIO-OIL TECHNOLOGIES LTD.

INDEX TO FINANCIAL STATEMENTS

June 30, 2020

F-1

ADVANCED BIO-OIL TECHNOLOGIES LTD.

BALANCE SHEETS

	June 30,	December 31,
	2020	2019
	(Unaudited)

ASSETS
CURRENT ASSETS:
Prepaid expenses	$–	$4,578

Total Current Assets	–	4,578

TOTAL ASSETS	$–	$4,578

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Bank overdraft	$1	$8
Accounts payable and accrued expenses	218,118	211,673
Loans payable - related parties	30,383	8,101

Total Current Liabilities	248,502	219,782

Total Liabilities	248,502	219,782

Commitments and Contingencies (see Note 4)

STOCKHOLDERS' DEFICIT:
Preferred stock, No par value; 100,000,000 shares authorized; Convertible Class A Preferred stock (No Par Value; 100,000,000 Shares Designated; 28,500,000 issued and outstanding)	28,500	28,500
Common stock Class A, $0.001 par value: 1,000,000,000 shares authorized and designated; 388,620 shares issued and outstanding at June 30, 2020 and December 31, 2019	389	389
Additional paid in capital	193,921	193,921
Accumulated deficit	(471,312)	(438,014)

Total Stockholders' Deficit	(248,502)	(215,204)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$–	$4,578

See accompanying notes to unaudited financial statements.

F-2

ADVANCED BIO-OIL TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS

For The Six Months Ended

	June 30,	June 30,
	2020	2019
	(Unaudited)	(Unaudited)

NET REVENUES	$–	$–
OPERATING EXPENSES:
Professional fees	32,182	80,553
General and administrative	853	10,719

Total Operating Expenses	33,035	91,272

LOSS FROM OPERATIONS	(33,035)	(91,272)

Other expenses:
Loss from foreign currency transactions	–	(2,323)
Interest expense	(263)	(1)

Total Other Expenses	(263)	(2,324)

LOSS BEFORE PROVISION FOR INCOME TAXES	(33,298)	(93,596)

Provision for income taxes	–	–

NET LOSS	$(33,298)	$(93,596)

NET LOSS PER COMMON SHARE - Basic and diluted	$(0.09)	$(0.32)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic and diluted	388,620	294,035

See accompanying notes to unaudited financial statements.

F-3

 ADVANCED BIO-OIL TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

For the Six Months ended June 30, 2020 and 2019

(Unaudited)

	Preferred Stock - Class A		Common Stock - Class A		Additional Paid-in	Subscription	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Deficit

Balance, December 31, 2019	28,500,000	$28,500	388,620	$389	$193,921	$–	$(438,014)	$(215,204)

Net Loss for the period	–	–	–	–	–	–	(33,298)	(33,298)

Balance, June 30, 2020	28,500,000	$28,500	388,620	$389	$193,921	$–	$(471,312)	$(248,502)

	Preferred Stock - Class A		Common Stock - Class A		Additional Paid-in	Subscription	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Deficit

Balance, December 31, 2018	28,500,000	$28,500	184,700	$185	$92,165	$(7,000)	$(316,173)	$(202,323)

Issuance of common stock for cash	–	–	203,920	204	101,756	–	–	101,960

Collection of subscription receivable	–	–	–	–	–	7,000	–	7,000

Net Loss for the period	–	–	–	–	–	–	(93,596)	(93,596)

Balance, June 30, 2019	28,500,000	$28,500	388,620	$389	$193,921	$–	$(409,769)	$(186,959)

See accompanying notes to unaudited financial statements.

F-4

ADVANCED BIO-OIL TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

For The Six Months Ended

	June 30,	June 30,
	2020	2019
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(33,298)	$(93,596)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in operating assets and liabilities:
Prepaid expenses	4,578	(24,578)
Accounts payable and accrued expenses	6,445	7,951

NET CASH USED IN OPERATING ACTIVITIES	(22,275)	(110,223)

CASH FLOWS FROM INVESTING ACTIVITIES
Loan receivable - related party	–	(12,938)

NET CASH USED IN INVESTING ACTIVITIES	–	(12,938)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft	(7)	–
Issuance of common stock for cash	–	101,960
Collection of subscription receivable	–	7,000
Proceeds received from related party line of credit	22,282	1,550
Repayments on related party line of credit	–	(2,422)

NET CASH PROVIDED BY FINANCING ACTIVITIES	22,275	108,088

NET (DECREASE) INCREASE IN CASH	–	(15,073)

CASH, beginning of period	–	15,110

CASH, end of period	$–	$37

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$1	$1,628
Income taxes	$–	$–

See accompanying notes to unaudited financial statements.

F-5

ADVANCED BIO-OIL TECHNOLOGIES LTD.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2020

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN

Organization

Advanced Bio-Oil Technologies, Ltd. (formerly known as Advanced Fuel Technologies, Ltd.) (the “Company”) was incorporated in the State of Wyoming on July 27, 2016. On March 16, 2018, the Company changed its name to Advanced Bio-Oil Technologies, Ltd. The Company established a fiscal year end of December 31.  The Company’s principal business plan is to manufacture, sell and deliver bio-oil. The Company’s flagship product is the technological development of “Bio-oil” a process that produces oil in fermenters from bacteria and biodegradable carbon molecules. The Company has no operating history as of yet.

The Company has a License Agreement (“License Agreement”) in place with a Canadian company, Lux Biologics Ltd (“Lux Bio”). The License Agreement commenced on July 27, 2017 and expires on July 26, 2050. There is a one-time-only license fee payment of two hundred fifty thousand dollars ($250,000 US) due within fifteen (15) days of commencement of operation of the Company’s first facility in the United States. The Agreement remains in effect should the Company be unable to build a facility (see Note 4).

Basis of presentation and going concern

Management acknowledges its responsibility for the preparation of the accompanying unaudited financial statements which reflect all adjustments, consisting of normal recurring adjustments, considered necessary in its opinion for a fair statement of its financial position and the results of its operations for the periods presented. The accompanying unaudited financial statements of the Company includes have been prepared in accordance with accounting principles generally accepted in the United States of America (the “U.S. GAAP”) for interim financial information and with the instructions Article 8-03 of Regulation S-X. Operating results for interim periods are not necessarily indicative of results that may be expected for the fiscal year as a whole. These unaudited financial statements should be read in conjunction with the summary of significant accounting policies and notes to the financial statements for the year ended December 31, 2019 of the Company which were included in the Company’s annual report Form 1-K as filed with the Securities and Exchange Commission on April 29, 2020.

As reflected in the accompanying financial statements, the Company has a net loss and net cash used in operations of $33,298 and $22,275, respectively, for the six months ended June 30, 2020, has no revenues and has not implemented its business plan.   Furthermore, the Company has a working capital deficit, accumulated deficit and stockholders’ deficit of $248,502, $471,312 and $248,502, respectively, at June 30, 2020. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a period of 12 months from the date these financial statements were available to be issued. The ability of the Company to continue as a going concern is dependent on the Company’s ability to implement its business plan, raise capital, and generate revenues. Currently, management is seeking capital to implement its business plan. Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Risks and uncertainties for development stage company

The Company is considered to be in an early stage since we have not commenced planned principal operations. Our activities since inception include devoting substantially all of the Company’s efforts to business planning and development. Additionally, the Company has allocated a substantial portion of its time and investment to the completion of the Company’s development activities to launch its marketing plan and generate revenues and to raising capital. The Company has not generated revenue from operations and has not begun construction of any Bio-oil facilities. The Company’s activities during this early stage are subject to significant risks and uncertainties.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of prepaid license fee, estimate of a contingent loss, and the valuation of deferred tax assets.

F-6

ADVANCED BIO-OIL TECHNOLOGIES LTD.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2020

Fair value measurements and fair value of financial instruments

The Company adopted Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures” (“ASC 820”), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that requires the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company’s financial position or operating results, but did expand certain disclosures.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board’s (“FASB”) accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The estimated fair value of certain financial instruments, including accounts payable, accrued expenses and loans payable are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Legal and Other Contingencies

The outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty. An estimated loss from a loss contingency such as a legal proceeding or claim is accrued by a charge to income if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. When legal costs that the entity expects to incur in defending itself in connection with a loss contingency accrual are expected to be material, the loss should factor in all costs and, if the legal costs are reasonably estimable, they should be accrued in accordance with ASC 450, regardless of whether a liability can be estimated for the contingency itself. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. Changes in these factors could materially impact the financial statements.

Income taxes

The Company accounts for income taxes pursuant to the provision of ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach require the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

F-7

ADVANCED BIO-OIL TECHNOLOGIES LTD.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2020

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more likely than not recognition threshold is measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25, “Definition of Settlement”, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion and examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.  The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Net loss per share of common stock

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares during the period. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. At June 30, 2020 and 2019, the Company has 28,500,000 and 28,500,000, potentially dilutive securities outstanding related to convertible Class A Preferred Stock, respectively. Those potentially dilutive common stock equivalents were excluded from the dilutive loss per share calculation as they would be antidilutive due to the net loss.

Recent accounting pronouncements

From time to time, the FASB or other standards setting bodies will issue new accounting pronouncements. Updates to the FASB ASC are communicated through issuance of an Accounting Standards Update (“ASU”).

In August 2018, the FASB issued ASU 2018-13, “Changes to Disclosure Requirements for Fair Value Measurements”, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company’s adoption of ASU 2018-13 on January 1, 2020 did not have a material impact on the Company’s results of operations, financial position and related disclosures.

Other accounting standards which were not effective until after June 30, 2020 are not expected to have a material impact on the Company’s financial position or results of operations.

F-8

ADVANCED BIO-OIL TECHNOLOGIES LTD.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2020

NOTE 2 – LOAN RECEIVABLE AND LOANS PAYABLE – RELATED PARTIES

Loans Payable – Current

One of the founders of the Company provided advances to the Company for working capital purposes. At June 30, 2020 and December 31, 2019, the Company had a payable to the founder of $2,600. These advances were short-term in nature and non-interest bearing.

A related party provided advances to the Company for working capital purposes. At June 30, 2020 and December 31, 2019, the Company had a payable to a related party of $3,130 and $3,000, respectively. These advances were short-term in nature and non-interest bearing. The related party is the husband of the CFO of the Company.

In December 2016, the Company entered into a loan agreement with an affiliated company, whereby the Company can borrow up to the sum of $35,000 which was later amended to increase the maximum loans to $100,000 in June 2018. The loan shall be repayable in 24 months from the signing of the original agreement in December 2016. In April 2020 the maturity date of the loan was extended to December 31, 2020. The loan shall bear interest at the rate of 3% per annum. The affiliated company is owned by the husband of the CFO of the Company. Initial advances started in year 2017. During the year ended December 31, 2019, the Company received additional loans of $16,989 and paid back $15,360. During the six months ended June 30, 2020, the Company received additional loans of $22,152. As of June 30, 2020 and December 31, 2019, the loan payable balance was $24,653 and $2,501, respectively.

For the six months ended June 30, 2020 and 2019, the Company recorded interest expense of $263 and $1, respectively, and corresponding accrued interest which is included in accounts payable and accrued expenses. As of June 30, 2020 and December 31, 2019, accrued interest balance was $284 and $21, respectively.

NOTE 3 – STOCKHOLDERS’ EQUITY (DEFICIT)

Shares Authorized

In March 2018, the Board of Directors of the Company approved to increase the authorized shares of the Company to 1,100,000,000 shares of authorized capital stock from 260,000,000 shares. Consequently, the authorized capital stock consists of 1,000,000,000 shares of common stock which are also designated as Class A common stock and 100,000,000 shares of preferred stock and is reflected retroactively on the accompanying balance sheet.

Preferred stock

In August 2016, the Company designated 100,000,000 shares of Class A Convertible Preferred Stock, no par value per share (the “Class A Preferred Stock”). Each share of Class A Preferred Stock is convertible on a one-for-one share basis into the Company’s common stock. Each Class A Preferred Stock is entitled to ten votes per share on all matters to be voted on by the stockholders of the Company. The Class A Preferred Stock does not contain any redemption provision. The Class A Preferred Stock has a right to receive dividends on a share for share basis with common stockholders and has preference upon liquidation. No dividends have been paid.

F-9

ADVANCED BIO-OIL TECHNOLOGIES LTD.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2020

Common stock

Between February 2019 and May 2019, the Company received total gross proceeds of $101,960 from the sale of 203,920 shares of the Company’s Class A common stock. Additionally, the Company collected the $7,000 subscription receivable in January 2019.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

In July 2017, the Company executed a License Agreement with Lux Bio. The License Agreement commenced on July 27, 2017 and expires on July 26, 2050. There is a one-time-only license fee payment of two hundred fifty thousand dollars ($250,000 US) which is not due until within fifteen (15) days of commencement of operation of the Company’s first facility in the United States. The Agreement remains in effect should the Company be unable to build a facility. If the Company is unable to provide the Licensing Fee in cash, due to not being able to raise the funds to construct the facility then the Company may substitute the issuance of the Company’s capital stock valued at the same amount as the cash Licensing Fee. During the year ended December 31, 2017, the Company made prepayments of $11,429 towards the license fee which was recorded as prepaid license fees – non – current assets. At December 31, 2017, the Company determined that the recoverability of the prepaid license fee was uncertain and therefore the entire amount was impaired and expensed during the year ended December 31, 2017.

The Company committed to purchase four fermentation containers or customized stainless steel reservoirs to be used in the Company’s business from a vendor in exchange for consideration of CDN $75,000 (approximately USD $59,650) in cash or, failing the payment of said amount, CDN $191,764 (approximately USD $152,500) worth of the Company’s common stock valued based on the contemporaneous sale of its securities in a Regulation A offering at $0.50 per share or approximately 305,000 shares. The Company was unable to pay the cash consideration of CDN $75,000 when the containers were ready due to limited funds. As such the Company received a demand letter from the vendor demanding the payment of consideration in order for them to deliver the containers. As of June 30, 2020, the Company has not yet taken possession of these containers. The Company intends to pay the vendor as soon as the Company has available cash. The vendor has filed a complaint in the office of the Superior court of Quebec in the judicial district of Montreal, Canada. The Company has made an evaluation of the potential loss and accrued a contingent loss of $200,000 during the year ended December 31, 2018. As of June 30, 2020 and December 31, 2019, accrued contingent loss amounted $200,000 and is included in accounts payable and accrued expenses as reflected in the accompanying balance sheets. There were no changes during the six months ended June 30, 2020. In March 2020, the vendor and the Company had a discussion for a possible settlement of the claim for $6,000 which the Company expects to pay in year 2020.

On January 7, 2019, the Company and a third-party consultant, Zollaris Laboratories (“Zollaris”), entered into a Contract of Service Agreement (the “Agreement”) whereby the consultant shall assist the Company to obtain license to operate a cannabis transformation, processing, research and development, and analytical laboratory facility in Canada. The Company has paid a retainer fee of $50,000 upon execution of the Agreement and the consultant shall receive 5 million shares of the Company’s common stock once the license has been issued. During the six months ended June 30, 2019, the retainer fee was increased from $50,000 to $100,000 and the Company paid a total of $74,578 of the retainer pursuant to the Agreement of which $70,000 was recognized as consulting expense during the year ended December 31, 2019. On July 3, 2020, the Company’s CFO, Francesca Albano, became a board member of Zollaris at which point Zollaris became a related party to the Company. During the six months ended June 30, 2020, the Company amortized the remaining balance of the retainer of $4,578 into consulting expense which was recorded in professional fees as reflected in the accompanying unaudited statements of operations.

F-10

ADVANCED BIO-OIL TECHNOLOGIES LTD.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2020

NOTE 5 – CONCENTRATIONS

Concentration of credit risk

The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents. The Company places its cash with high credit quality financial institution. The Company’s account at this institution is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. As of June 30, 2020, the Company has not reached bank balances exceeding the FDIC insurance limit. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Concentration of lender

As of June 30, 2020 and December 31, 2019, the majority of the net loan funds being $24,653 and $2,501, respectively, were borrowed from an entity controlled by the husband of the CFO of the Company pursuant to a line of credit (see Note 2). During the six months ended June 30, 2020, the Company received additional loans of $22,152 and during the year ended December 31, 2019, the Company received additional loans of $16,989, and repaid principal amount of $15,360.

NOTE 6 – SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 30, 2020, the date the financial statements were available to be issued.

In July 2020, the Company received additional loans of $4 from an affiliated company related to a loan agreement dated in December 2016 (see Note 2).

On July 3, 2020, the Company’s CFO, Francesca Albano, became a board member of Zollaris at which point Zollaris became a related party to the Company.

F-11

ITEM 4. EXHIBITS

Exhibit Number:	Description:

3(i)*	Articles of Incorporation (Amended and Restated)
3(ii)*	Bylaws of Advanced Bio-Oil Technologies Ltd.
4*	Subscription Agreement

Notes:

* Previously filed

4

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Financial Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:	Advanced Bio-Oil Technologies Ltd.

	By:	/s/ MIREILLE SAMSON
Mireille Samson
Chief Executive Officer

This Semiannual Financial Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ MIREILLE SAMSON

Mireille Samson

Chief Executive Officer

Member of the Board of Directors

September 30, 2020

/s/ FRANCESCA ALBANO

Francesca Albano

Chief Financial Officer

Member of the Board of Directors

September 30, 2020

/s/ LAURA M. HAASE

Laura M. Haase

Chief Operating Officer

Member of the Board of Directors

September 30, 2020

5